SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             BIOSPHERE MEDICAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   09066VB103
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 3, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 09066VB103
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                                Stephen Feinberg
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions):  WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                                 Not Applicable
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6)   Citizenship or Place of Organization:           United States
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      Number of                           7) Sole Voting Power:             *
                                          --------------------------------------
      Shares Beneficially                 8) Shared Voting Power:           *
                                          --------------------------------------
      Owned by
      Each Reporting                      9) Sole Dispositive Power:        *
                                          --------------------------------------
      Person With:                       10) Shared Dispositive Power:      *
                                         ---------------------------------------
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:   1,550,935*
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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):                               Not Applicable
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13)   Percent of Class Represented by Amount in Row (11):        12.3%*
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14)   Type of Reporting Person (See Instructions):       IA, IN
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*    Cerberus  Partners,  L.P.  ("Cerberus")  is the holder of 452,556 shares of
     common  stock  of  Biosphere  Medical,   Inc.  (the  "Company"),   Cerberus
     International, Ltd. ("International") is the holder of 903,912 shares of common stock of the Company and Stephen Feinberg individually is the holder of 152,800 shares of common stock of the Company. In addition, Cerberus and International are the holders of warrants exercisable for an additional 13,889 and 27,778 shares of common stock of the Company, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned individually by him and by each of Cerberus and International. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,550,935 shares of common stock of the Company, or 12.3% of those deemed issued and outstanding. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided directly by the Company, as of July 3, 2001, there were issued and outstanding 12,597,822 Shares. As of July 3, 2001, Cerberus is the holder of 452,556 Shares, International is the holder of 903,912 Shares and Stephen Feinberg individually is the holder of 152,800 Shares. In addition, Cerberus and International are the holders of warrants exercisable for an additional 13,889 and 27,778 Shares, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by him and by each of Cerberus and International. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,550,935 Shares, or 12.3% of those deemed issued and outstanding.

          In addition, as of July 3, 2001, an employee of Cerberus personally holds 165,088 Shares, and warrants exercisable for an additional 3,472 Shares. However, Stephen Feinberg does not exercise any voting, investment or other authority with respect to the securities of the Company held by such employee, and Stephen Feinberg and such employee at all times act independent of one another with respect to the securities of the Company.

          During the past sixty days, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which, other than as noted below, were effected in ordinary brokers transactions):

                             Cerberus Partners, L.P.

                                    Purchases

     Date                           Quantity                        Price

 May 8, 2001                         3,300                        $14.25
 May 11, 2001                        2,000                         14.25
 June 22, 2001                       6,700                         15.65
 June 25, 2001                         800                         15.33
 June 26, 2001                       3,300                         15.62
 July 3, 2001*                     317,000*                       11.00*

          *Represents a purchase in the public offering effected by the Company and a shareholder of the Company on July 3, 2001.

                                      Sales

                                      NONE






                          Cerberus International, Ltd.

                                    Purchases

     Date                           Quantity                    Price

  May 8, 2001                       6,700                      $14.25
  May 11, 2001                      3,900                       14.25
  June 22, 2001                    13,300                       15.65
  June 25, 2001                     1,500                       15.33
  June 26, 2001                     6,700                       15.62
  July 3, 2001*                   633,000*                      11.00*

                                   Sales

                                   NONE

          *Represents a purchase in the public offering effected by the Company and a shareholder of the Company on July 3, 2001.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            July 10, 2001


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen  Feinberg,  individually and
                                            in  his   capacity  as  the managing
                                `           member   of  Cerberus    Associates,
                                            L.L.C.,  the   general   partner  of
                                            Cerberus Partners,  L.P., and as the
                                            investment   manager   for  Cerberus
                                            International, Ltd.



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).